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                                Federated Equity Funds
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                   (Name of Registrant as Specified In Its Charter)

                               Federated Investors, Inc.
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                                       Federated Equity Funds (ICA No. 811-4017)

[October 10, 2001]



Dear Rightime Fund Shareholder:

We are pleased to announce that the Board of Directors of The Rightime Fund, Inc. has approved a proposal sponsored by Federated Investors, Inc., Lincoln Investment Planning, Inc., and Rightime Econometrics, Inc. for the reorganization of The Rightime Fund, The Rightime Blue Chip Fund and The Rightime MidCap Fund into Federated Capital Appreciation Fund. As a shareholder of the Rightime Funds, you will soon be asked to approve the transaction with respect to each Fund in which you are invested.

Why Federated Investors, Inc.?

With $160.8 billion in 139 mutual funds and 46 years of experience, Federated offers the breadth and depth of product necessary to succeed in today's challenging financial marketplace. Federated is one of the largest mutual fund companies in the country, offering world-class shareholder services as well as disciplined portfolio management.

The Board of Directors of The Rightime Fund, Inc. has carefully considered this proposal and unanimously recommends that you vote to approve the transactions. The reorganization of the Rightime Funds into Federated Capital Appreciation Fund should provide a benefit to shareholders due to its large asset base, which provides for increased diversification opportunities, and favorable historical performance - over the past 10 years as of 9/30/01, Federated Capital Appreciation Fund's average annual total return for the Class A Shares has consistently outperformed the S&P 500 Index.

---------------------------------------------------------------------------
------------------------- Federated Capital          S&P 500 Index
As of 9/30/01             Appreciation Fund
                          Class A Shares - NAV
---------------------------------------------------------------------------
---------------------------------------------------------------------------
1 Year                    -21.00%                    -26.61%
---------------------------------------------------------------------------
---------------------------------------------------------------------------
3 Year                    14.12%                     2.03%
---------------------------------------------------------------------------
---------------------------------------------------------------------------
5 Year                    14.63%                     10.23%
---------------------------------------------------------------------------
---------------------------------------------------------------------------
10 Year                   14.99%                     12.69%
---------------------------------------------------------------------------

Important Points Concerning the Acquisition
o     If approved, it will be completed during December 2001.

o The investment objective of Federated Capital Appreciation Fund closely matches the investment objectives and management style of your current Rightime Fund and Federated Capital Appreciation Fund has historically offered competitive performance.

What to Expect
In late October, you will receive a proxy statement asking for your approval of these transactions. The proxy will provide you with detailed information, including a prospectus for Federated Capital Appreciation Fund, so that you can make an informed decision. The points below highlight what we believe to be the most important benefits to you as a shareholder:

o     Competitive Performance History

     While past performance is no guarantee of future results, we are impressed with the quality of Federated Capital Appreciation Fund's blended approach, which follows strict portfolio construction rules, to help your assets remain positioned across many equity market segments.

o     A Diversified Product Line

     Federated manages and distributes funds that span the full spectrum of investment objectives and asset classes. This lineup, which encompasses domestic and international sectors, is designed to achieve various investment goals: immediate and long term, income and growth.

Purchase and Exchange Privileges

As a Rightime Fund shareholder at the time of the proposed reorganization, you will not pay a sales charge on the Class A Shares of Federated Capital Appreciation Fund issued in that transaction. After the reorganization is complete, you will be able to exchange your Class A Shares of Federated Capital Appreciation Fund for Class A Shares of any other Federated mutual fund without paying a front-end sales charge, assuming you meet the minimum investment requirements for that fund. However, any additional purchase of any Federated Funds after the reorganization will be subject to applicable sales charges.

You soon will be receiving detailed proxy information about the acquisition. We encourage you to read the material carefully because it contains important information, including the potential tax effects that the transactions might have on shareholders of the Rightime Funds, and the interest that Lincoln Investment Planning, Inc., and Rightime Econometrics, Inc. have in these transactions. In addition, you can obtain a free copy of the proxy from the SEC by accessing their Web site at www.sec.gov. For your own information, the attached supplement includes a list of the Rightime Funds affected by this reorganization. Lincoln Investment Planning, Inc. has set up a hotline to field questions regarding the transaction which you can call at 1-800-866-9393. For more complete information about Federated Investors, Inc. and Federated Capital Appreciation Fund, including a prospectus listing charges and expenses, access their Web site at www.federatedinvestors.com. Information about Federated Capital Appreciation Fund is also available on the SEC Web site. You should read the prospectus carefully before investing.

We believe that this change is a good opportunity for our shareholders and are excited about working with Federated Investors, Inc., a leading investment manager for 46 years. We urge you to vote promptly after reading the proxy material.



Sincerely,


David J. Rights
President
Rightime Family of Funds


Mutual fund performance changes over time and may vary significantly from what is currently stated. To receive the most recent month-end performance, visit www.federatedinvestors.com or call 1-800-341-7400.

Past performance is no guarantee of future results. Investment return and principal value will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Total returns shown at NAV do not include the effect of the maximum 5.5% sales charge, which would have reduced the returns.

The S&P 500 index is an unmanaged capitalization-weighted index of 500 stocks designed to measure performance of the broad domestic economy through changes in aggregate market value of 500 stocks representing all major industries. Investments cannot be made directly in an index.

For more complete information about Federated Capital Appreciation Fund, including information on other classes of shares, contact your investment professional for a prospectus. Read it carefully before investing.

Federated Securities Corp., Distributor of Federated Capital Appreciation Fund.